PROSPECTUS / APRIL 30, 2009

Legg Mason Partners

Corporate Bond Fund

Class A, B, C, FI, R, I and P Shares

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Fee table

This table sets forth the estimated fees and expenses you may pay if you invest in fund shares, and, unless otherwise indicated, reflects expenses incurred by the fund during its fiscal year ended December 31, 2008. Expenses may vary in the future.

SHAREHOLDER FEES
(PAID DIRECTLY FROM YOUR INVESTMENT)	CLASS A	CLASS B	CLASS C	CLASS FI	CLASS R	CLASS I	CLASS P1
Maximum sales charge (load) imposed on purchases (as a % of offering price)	4.25%[2]	None	None	None	None	None	None
Maximum contingent deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption)	None[2]	4.50%	1.00%	None	None	None	None

ANNUAL FUND OPERATING EXPENSES
(PAID BY THE FUND AS A % OF NET ASSETS)	CLASS A	CLASS B	CLASS C	CLASS FI	CLASS R	CLASS I	CLASS P
Management fees[3]	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%
Distribution and service (12b-1) fees	0.25%	0.75%	0.70%	0.25%	0.50%	None	0.50%
Other expenses	0.27%[4]	0.46%[4]	0.56%[4]	0.25%[5]	0.25%[5]	0.10%[5]	0.10%[5]
Total annual fund operating expenses	1.17%[4]	1.86%[4]	1.91%[4]	1.15%[5]	1.40%[5]	0.75%[5]	1.25%[5]

Example

This example helps you compare the costs of investing in the fund with the costs of investing in other mutual funds. Your actual costs may be higher or lower. The example assumes:

•	You invest $10,000 in the fund for the period shown

•

Your investment has a 5% return each year — the assumption of a 5% return is required by the Securities and Exchange Commission (“SEC”) for purposes of this example and is not a prediction of the fund’s future performance

•	You reinvest all distributions and dividends without a sales charge

•

The fund’s operating expenses (before fee waivers and/or expense reimbursements, if any) remain the same, except for the effect of certain contractual recordkeeping fees payable to a Service Agent, which will increase over time and are reflected in the example

NUMBER OF YEARS YOU OWN YOUR SHARES
	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Class A (with or without redemption)6, [7]	$539	$784	$1,049	$1,805
Class B (redemption at end of period) 6, [7]	$639	$888	$1,113	$2,019[8]
Class B (no redemption) 6, [7]	$189	$588	$1,013	$2,019[8]
Class C (redemption at end of period) 6, [7]	$294	$603	$1,039	$2,251
Class C (no redemption) 6, [7]	$194	$603	$1,039	$2,251
Class FI (with or without redemption)[6]	$117	$365	$632	$1,398
Class R (with or without redemption)[6]	$143	$444	$766	$1,680
Class I (with or without redemption) [6]	$77	$240	$417	$930
Class P1 (with or without redemption) [6]	$127	$396	$686	$1,511
1	Class P shares are not currently available for purchase. The fund’s Board has approved a reorganization (the “Reorganization”) pursuant to which the fund would acquire the assets and assume the liabilities of Legg Mason Investment Grade Income Portfolio (the “Acquired Fund”). If the Reorganization is approved by the Acquired Fund shareholders, upon completion of the Reorganization Class P shares will be available for purchase solely by the holders of the Primary shares of the Acquired Fund who received Class P shares as of the date of the Reorganization.

2	You may buy Class A shares in amounts of $1,000,000 or more at net asset value (without an initial sales charge), but if you redeem those shares within 12 months of their purchase, you will pay a contingent deferred sales charge of 1.00%.

3	The fund has a management fee schedule that reduces the management fee rate as assets increase as follows: 0.65% on assets up to and including $500 million and 0.60% on assets over $500 million. If the Reorganization is approved by the Acquired Fund shareholders, upon completion of the reorganization, the fund’s management fee would be reduced to 0.55% of the average daily net assets of the fund.

4	The amount set forth in “Other expenses” for Class A shares has been revised to reflect the estimated effect of prospectus and shareholder report printing and mailing expenses expected to be incurred going forward. In addition, “Other expenses” for Class A, Class B and Class C shares have been estimated to reflect the estimated initial effect of certain contractual recordkeeping fees payable to a Service Agent, which became effective on October 1, 2008. These recordkeeping fees will increase annually over the next three years. As a result, “Other expenses” of Class A, Class B and Class C shares are expected to increase over time. Class A, Class B and Class C shares are also authorized to pay fees for recordkeeping services to other Service Agents. If the Reorganization is approved by the Acquired Fund shareholders, it is expected that the total annual fund operating expenses of Class A, Class B and Class C shares will be reduced as a result of a voluntary expense cap. Any such cap may be reduced or terminated at any time.

7

5	“Other expenses” for Class FI, Class R and Class P shares have been estimated based on expenses incurred by Class I shares because no Class FI, Class R or Class P shares were outstanding during the fiscal year ended December 31, 2008. Class FI, Class R and Class I shares are authorized to pay fees for recordkeeping services. As a result, “Other expenses” of Class FI, Class R and Class I shares are expected to increase over time. If the Reorganization is approved by the Acquired Fund shareholders, upon completion of the Reorganization, management will contractually agree to waive fees and /or reimburse expenses (other than brokerage, taxes, interest and extraordinary expenses) to limit total net operating expenses to 0.65% for Class I shares and 1.15% for Class P shares, respectively, until April 30, 2010. Under this contractual agreement, the manager will be permitted to recapture amounts previously waived or reimbursed by the manager to the fund during the previous 12 months if the fund’s total annual operating expenses have fallen to a level below the contractual expense cap. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the fund’s total annual operating expenses exceeding the contractual expense cap and in no case will the aggregate amounts recaptured by the manager exceed the amounts previously waived or reimbursed by the manager.

6	Does not reflect the lower management fee or any applicable voluntary or contractual expense caps that are proposed to be adopted upon the completion of Reorganization.

7	Reflects the estimated impact for the periods shown of certain contractual recordkeeping fees payable to a Service Agent, which became effective on October 1, 2008 and will increase annually over the next three years.

8	Assumes conversion to Class A shares approximately eight years after purchase.

8